(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FF-TSY Holding Company II, LLC
Full Name of Registrant

Trustreet Properties, Inc.
Former Name if Applicable

c/o FF-TSY Holding Company, Inc., 8377 East Hartford Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85255
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-D, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

On February 26, 2007, Trustreet Properties, Inc. (“Trustreet”), assigned all of its assets and obligations to its wholly owned subsidiary, FF-TSY Holding Company II, LLC (the “Registrant”) pursuant to the terms of that certain Agreement and Plan of Merger, as amended, by and among Registrant, Trustreet, CNL APF Partners, LP, General Electric Capital Corporation, FF-TSY Holding Company, Inc. TSY-FF Acquisitions Company, Inc. and Franchise-TSY Acquisition, LLC (the “Merger”). The Registrant files this Notification of Late Filing of its Annual Report on Form 10-K for the period ended December 31, 2006. The Registrant is unable to timely file its Form 10-K without unreasonable effort and expense because the timing of the Merger and turnover of workforce in Trustreet’s accounting department in advance of the Merger, rendered Trustreet, as the predecessor-in-interest to the Registrant, unable to complete the necessary procedures required to allow the Registrant to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. The Registrant currently intends to file the Annual Report on Form 10-K as soon as reasonably possible.

The Registrant notes that Trustreet is no longer obligated to file reports under Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended, but continues to file reports voluntarily to comply with certain reporting requirements under the indenture governing its outstanding $300 million aggregate principal amount of 7 1/2% Senior Notes due April 1, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ixchell C. Duarte	(407)	540-2130
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TSY-FF ACQUISITION COMPANY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 2, 2007	By:	/s/ Ixchell C. Duarte
		Name	Ixchell C. Duarte
		Title:	Senior Vice President and Chief Accounting Officer